UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Immunovant, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45258J 102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J 102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,377,388

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 56,377,388

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,377,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 57.5% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations in this Amendment No. 5 to the Original Schedule 13D (as defined below) are based on 97,981,243 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Immunovant, Inc. (the “Issuer”), issued and outstanding as of February 16, 2021, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Series A Preferred Stock issued to Roivant Sciences Ltd. as described in the Original Schedule 13D.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 (“Amendment No. 5”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020, as further amended by Amendment No. 2 filed with the SEC on May 15, 2020, as further amended by Amendment No. 3 filed with the SEC on September 4, 2020, as further amended by Amendment No. 4 filed with the SEC on September 17, 2020 (as so amended, the “Original Schedule 13D”) relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Immunovant, Inc. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 5 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

(a)-(j) Roivant intends to propose to the Issuer that Roivant and the Issuer evaluate a potential transaction pursuant to which Roivant or an affiliate would acquire all of the issued and outstanding shares of Common Stock of the Issuer not currently owned by Roivant. Roivant expects that any potential transaction would be at a per share price representing a premium to current trading levels, consistent with similar precedent transactions in the life sciences industry involving acquisitions of minority interests by majority shareholders, with the mix of cash or equity consideration to be mutually determined by Roivant and the Issuer. Roivant is evaluating a potential public listing that would take effect prior to the consummation of any transaction with the Issuer. As the Issuer’s controlling shareholder, Roivant has received nonpublic information about the Issuer and its lead product candidate. No assurances can be given that a proposal will be made to the Issuer, that any transaction with the Issuer will be consummated or that Roivant will complete a public listing.

Other than as set forth herein, Roivant and its affiliates have no plans or proposals that relate to or would result in any of the events set forth in Items (a) through (j) of Schedule 13D. However, if a transaction is not consummated, Roivant intends to continue to participate in and influence the affairs of the Issuer as the controlling shareholder and Roivant will continue to review its investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Roivant has engaged Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and SVB Leerink LLC to serve as its financial advisors in connection with the evaluation of a potential transaction involving the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a)	Reporting Person (Roivant)

Roivant directly beneficially owns 56,377,388, or 57.5%, of the Common Stock (after giving effect to the 10,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Roivant), and has sole voting and dispositive power over such Common Stock. Roivant disclaims beneficial ownership in all Common Stock reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b)	See rows 7-10 of the cover page to this Amendment No. 5 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.

(c)	Except as disclosed in this Amendment No. 5, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	Except as disclosed in this Amendment No. 5, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 5 relates.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021	Roivant Sciences Ltd.

	By:	/s/ Ilan Oren
	Name:	Ilan Oren
	Title:	Director